Impact of IFRS accounting standards Investor Relations - www.total.com April 2005 Exhibit 99.6

Executive summary Limited impact of transition on shareholders' equity as of January 1, 2004: -1.2 B€ Temporary increase of gearing Continue performance reporting using replacement cost No material impact of IFRS application on 2004 adjusted net income and 2004 ROACE using replacement cost 1 Fr IFRS equity 30.4 29.2 Shareholders' equity as of January 1, 2004 (B€) French GAAP IFRS 30.4 29.2 Fr IFRS equity 9 9.1 French GAAP IFRS 9.0 9.1 FY 2004 adjusted net income (B€) Adjusted net income defined as net income : excluding special items excluding Total's equity share of amortization of intangible assets related to the Sanofi-Aventis merger excluding FIFO inventory valuation effect

Main impacts of transition to IFRS on 2004 financial statements

Implementation of IFRS as of January 1, 2004 : major transition options selected by Total Business combinations Employee benefits Currency translation adjustment Financial instruments No restatement of past business combinations (pooling of interests for Petrofina and Elf mergers) Recognition of accumulated actuarial gains and losses in retained earnings Accumulated Currency Translation Adjustment (CTA) offset against retained earnings Adoption of IAS 32 and IAS 39 starting January 1, 2004 2 Norms to be completed Accounting for Emission Rights (IFRIC 3) Accounting for Exploration and Evaluation of Mineral Resources (IFRS 6) Performance reporting

Limited impact of transition on shareholders' equity FR IFRS MO 30.4 30.4 28.4 25.9 25.4 25.4 25.4 24.4 24.4 5 7 2.5 0.5 0.5 0.5 1 Shareholders' equity (as of January 1, 2004) French GAAP Inventories Treasury shares Employee benefits Fixed assets Financial instruments Others IFRS IAS 2 IAS 32 IAS 19 IAS 16 & IAS 36 IAS 39 +1.0 (1.4) (0.5) (0.1) +0.1 (0.2) 29.2 30.4 3 (0.1) Equity affiliates* B€ * Total's equity share of transition impact in equity affiliates accounts

2003 2004 MO 9 9 9 9.1 0.2 0.1 2004 adjusted net income French GAAP Share-based payments IFRS IFRS 3 IFRS 2 +0.2 (0.1) 9.1 9.0 Goodwill amortization 4 Goodwill no longer amortized but tested for impairment annually +0.2 B€ impact on 2004 adjusted net income mainly in Corporate and Chemicals segment Share-based payments scope : share subscription and purchase options plans and employee-reserved capital increases Cost of options valued according to Black Scholes model Cost of share-based payments expensed against retained earnings Net effect of other adjustments (employee benefits, financial instruments,...) not material Insignificant IFRS impact on 2004 adjusted net income B€

Impact of IFRS application on 2004 net income Fr IFRS MO 9.6 9.6 9.7 9.6 9.6 10.1 10.9 0.2 0.1 0.1 0.5 0.8 2004 net income French GAAP Share based payments IFRS +0.2 (0.1) 10.9 9.6 Fixed assets 5 Inventories Equity affiliates +0.5 +0.8 B€ (0.1) Goodwill amortization Impact from FIFO inventory valuation (vs. replacement cost) Equity affiliates : Total's equity share of IFRS application in equity affiliates accounts (mainly from Sanofi-Aventis) IFRS 3 IFRS 2 IAS 2 IAS 36

Inventory valuation: FIFO vs replacement cost Accounting policy : income statement and balance sheet using FIFO Applies mainly to Downstream segment Transition impact in 2004 Increase in shareholders' equity by 1 B€ as of January 1,2004 Increase of 0.5 B€ on 2004 net income due to the rising crude and petroleum products prices Results using replacement cost provided in the "information by business segment" Operating and net operating income from business segments presented on an adjusted basis, i.e. excluding special items and FIFO inventory valuation effect Capital employed calculated using replacement cost Avoids FIFO valuation volatility No change for ROACE calculation 6

Treasury shares Shares held to cover share purchase options 7 Transition impact in 2004 : decreases shareholders' equity and increases net debt by 1.4 B€ Progressive reduction of this effect as the last share purchase plan expires in 2010 Scope : 9.6 million common shares out of 635 million common shares outstanding as of December 31, 2004 French GAAP IFRS (IAS 32) Shares recorded as short-term investments Shares deducted from shareholders' equity Dec 04 Dec 05 Dec 06 Dec 07 Dec 08 Dec 09 net debt -0.03 -0.13 -0.38 -0.8 -1.25 -1.48 fonds propres 0.15 0.23 0.39 0.72 1.17 1.4 Impact of share purchase plans progressive extinction (B€)* * based on the assumption that half of the options are exercised during the 6th year following grant date 2004 2005 2006 2007 2008 2009 Shareholders' equity Net debt

Employee benefits Selected option at the transition date : accumulated surplus/deficit of pension plans definitively recognized on balance sheet Transition impact in 2004 Decrease in shareholders' equity by 0.5 B€* leading to small positive impact on net income 8 Further recognition of actuarial gains and losses using the corridor method Reduces volatility Coherent with FAS n°87/FAS n°106 under US GAAP * 2 B€ of accumulated actuarial gains/losses - 1.3 B€ of accumulated Minimum Liability Adjustment - 0.2 B€ of deferred tax impact

Fixed assets Component based approach : applies to refineries and petrochemical units Transition impact on shareholders' equity as of January 1, 2004: +0.2 B€ No significant impact on operating income going forward (provision accruals replaced by depreciation) Impairment of assets Transition impact on shareholders' equity as of January 1, 2004: -0.3 B€ No significant impact on 2004 net income 9 Prospective approach by providing for future cost of turnarounds Actual costs capitalized and depreciated over the period of time between turnarounds French GAAP IFRS Application of FAS n°144 (undiscounted future cash flows) Calculation based only on discounted future cash flows French GAAP IFRS

Impact of IFRS on performance reporting

Presentation of consolidated statement of income under IFRS New format of income statement based on a 2004 CNC* recommendation compatible with IFRS (Performance Reporting project) Will facilitate reconciliation of the income statement with the business segment information (see appendix 1) Financial income split between cost of net debt and other financial income / expense unrelated to debt: Cost of net debt available before tax Other financial income includes mainly: Dividends received Capital gains on non-Group companies Capitalized financial costs Other financial expense includes mainly FAS n°143 accretion 10 * French accounting board

Convergence of sales presentation with US GAAP Trading: sales / purchases presented on a net basis 22 B€ reduction in sales and operating expenses in 2004 Convergence with US GAAP (EITF 02-03) Presentation of excise taxes eases benchmarking 11 B€ 2004 Sales French GAAP Trading sales Excise taxes presentation Total impact 2004 sales IFRS Sales 122.7 (22.2) 21.5 (0.7) 122.0 Excise taxes (21.5) (21.5) (21.5) Revenues from sales 122.7 (22.2) 0 (22.2) 100.5

Conclusion

IFRS impact on gearing Increase in gearing as of December 31, 2004 : +4% Cancellation of treasury shares +5.4 % Other IFRS restatements -1.4 % Temporary effect of cancellation of treasury shares Maintain net-debt-to-equity ratio around 25%-30% under IFRS IFRS French GAAP 12 % Net debt-to-equity ratio Dec 31, 2002 Dec 31, 2003 Dec 31, 2004 IFRS 32 30.7 French Gaap 28.6 25.9 26.7 25 25 25

Limited IFRS impact on business segments and Group ROACE Continue performance reporting using replacement cost ROACE targets set in Feb. 2005 unchanged 13 Q1 2005 results under IFRS released on May 4, 2005 with comparative Q1 2004 U D C G Fr 5.834 2.302 0.656 9.419 IFRS 5.859 2.331 0.767 9.52 2004 net operating income* (B€) French GAAP IFRS 2004 average capital employed** (B€) 2004 ROACE (%) Upstream Down stream Chemicals Group * adjusted for special items and, at the Group level, excluding Total's equity share of amortization of intangible assets related to the Sanofi-Aventis merger. For IFRS figures, excludes FIFO inventory valuation effect (see appendix 2). ** calculated using replacement cost U D C G Fr 16.61 9.344 8.713 39.668 IFRS 16.438 9.355 8.489 39.343 Upstream Down stream Chemicals Group U D C G Fr 35.1 24.6 8.5 23.7 IFRS 35.6 24.9 9 24.2 Upstream Down stream Chemicals Group

Appendix

Appendix 1: 2004 consolidated statement of income under IFRS 14 M€ French GAAP IFRS Sales 144,217 121,998 Excise taxes (21,517) (21,517) Revenues from sales 122,700 100,481 Cost of goods sold and inventory variation (81,496) (58,556) Other operating expenses (19,231) (19,103) Exploration expenses (414) (414) Depreciation, depletion and amortization of tangible assets (5,498) (5,722) Total operating income 16,061 16,686 Other income 3,078 3,139 Other expense (904) (1,197) Financial income from marketable securities & cash equivalents 588 572 Financial interest on net debt (756) (737) Cost of net debt (168) (165) Other financial income 333 333 Other financial expense (235) (235) Income taxes (8,316) (8,570) Equity in income (loss) of affiliates 337 1,158 Goodwill amortization (308) - Consolidated net income 9,878 11,149 Group share 9,612 10,868 Minority interests and dividends on subsidiaries' redeemable preferred shares 266 281

Appendix 2 : 2004 net operating income and average capital employed by business segment 2004 average capital employed** 15 M€ Upstream Downstream Chemicals Group French GAAP 5,834 2,302 656 9,419 Goodwill amortization 9 25 68 161 Share-based payments - - - (138) Other adjustments 16 4 43 78 IFRS 5,859 2,331 767 9,520 2004 net operating income* M€ Upstream Downstream Chemicals Group French GAAP 16,610 9,344 8,713 39,668 Employee benefits (12) (159) (287) (489) Fixed assets (209) 105 33 (65) Equity affiliates 11 51 18 277 Other adjustments 38 15 12 (48) IFRS 16,438 9,356 8,489 39,343 Upstream Downstream Chemicals Group ROACE per French GAAP 35.1% 24.6% 8.5% 23.7% ROACE per IFRS 35.6% 24.9% 9.0% 24.2% 2004 ROACE * adjusted for special items and, at the Group level, excluding Total's equity share of amortization of intangible assets related to the Sanofi-Aventis merger. For IFRS figures, excludes FIFO inventory valuation effect. ** calculated using replacement cost

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business, strategy and plans of Total. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental regulatory considerations and general economic and business conditions. The financial information contained in this document has been prepared in accordance with French GAAP and IFRS, and certain elements would differ materially upon reconciliation to US GAAP. Total does not assume any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors which could affect the company's financial results is provided in documents filed by the Group and its affiliates with the French Autorite des Marches Financiers and the US Securities and Exchange Commission. The business segment information is presented in accordance with the Group internal reporting system used by the Chief operating decision maker to measure performance and allocate resources internally. Due to their particular nature or significance, certain transactions qualified as "special items" are monitored at the Group level and excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, certain transactions such as restructuring costs or assets disposals, which are not considered to be representative of normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to recur within following years. Performance measures excluding special items such as operating income, net operating income adjusted for special items and adjusted net income, are meant to facilitate the analysis of the financial performance and the comparison of income between periods. Disclaimer 16